Exhibit (a)(5)(F)

MannKind Corporation Investor Call

Operator:

Good morning and welcome to the MannKind Corporation’s call to discuss its acquisition of scPharmaceuticals. The call will be available for playback on the MannKind Corporation website shortly after the conclusion of this call and will be available for approximately 90 days.

During the course of this call, management may make certain forward-looking statements regarding future events and the company’s future performance, including statements about the acquisition of scPharmaceuticals, the expected timing thereof and the expected benefits therefrom, MannKind’s and scPharmaceuticals’ products and product candidates, including the ongoing and planned clinical trials, potential benefits and market opportunity thereof and other statements that are not historical facts. These forward-looking statements reflect MannKind’s current perspective on existing trends and information. Any such forward-looking statements do not guarantee future performance and involve risks and uncertainties, including those noted in the risk factor section of MannKind’s and scPharmaceuticals’ latest SEC filings. Actual results may differ materially from those projected in these forward-looking statements.

For the benefit of those listening to the replay, this call is being held and recorded on August 25th, 2025. Since then, MannKind and scPharmaceuticals may have made additional announcements related to the topics discussed. Please reference MannKind’s and scPharmaceuticals’ most recent press releases and current filings with the SEC. MannKind and scPharmaceuticals decline any obligation to update these forward-looking statements except as required by applicable securities laws. Please also refer to slide two of our investor presentation, which contains important information about the proposed tender offer and where you can find more information. Joining us today for MannKind, are Chief Executive Officer, Michael Castagna, and Chief Financial Officer Chris Prentiss.

I’d now like to turn the conference over to Mr. Castagna. Please go ahead, sir.

Speaker 1:

Thank you, operator. Good morning everyone, and thank you for joining us today. We’re excited to share a transformative milestone in MannKind’s journey, our agreement to acquire scPharmaceuticals. At MannKind, our mission is simple yet powerful, to give people control of their health and the freedom to live life. This acquisition is a direct extension of that mission.

Strategically, this will expand our footprint into cardiorenal medicine, a natural complement to our existing presence in diabetes. It will accelerate our growth, strengthen our commercial portfolio, and reinforce our long-term strategy to seek opportunities that build on our core strengths, extend our reach into adjacent therapeutic areas, and reinforce our commitment to delivering innovative, patient-centric solutions for those living with significant unmet medical needs.

Our strategy is anchored in five key pillars. The first two, Afrezza and Tyvaso DPI are revenue-generating products today, and now FUROSCIX will be part of our key pillars. FUROSCIX will add a high-growth asset to MannKind as we look to build upon scPharmaceuticals’ late 2024 sales force expansion and its Q2 launch in CKD.

It will also strengthen our infrastructure by integrating the proven commercial model, cardiovascular expertise and experienced team. Looking ahead, our clinical stage pipeline forms the final two pillars, Inhaled Clofazimine now in Phase 3 for NTM lung disease and nintedanib DPI entering Phase 2 for IPF later this year.

Together, these five pillars will offer a balanced mix of near, mid, and long-term growth, positioning MannKind to deliver sustained value for our employees and stockholders.

I would like to provide a brief overview of the proposed transaction. Under the terms of the agreement, MannKind will commence a tender offer to acquire all outstanding shares of scPharmaceuticals’ common stock at a price of 5.35 per share in cash, plus one non-tradable contingent value rate worth up to $1 per CVR payable upon achieving certain regulatory and net sales milestones.

Additionally, at closing, MannKind will repay the Perceptive debt and revenue share obligations, currently estimated to be $81 million assuming a 9/30 closing. To support the acquisition and our broader strategic objectives, we’ve amended our recently announced financing agreement with Blackstone, securing $175 million in additional funding. The deal is expected to close in Q4 2025, subject to regulatory approvals and the satisfaction of customary conditions.

Now we would like to turn your attention to why we believe this acquisition unlocks meaningful synergies and positions us for sustained growth across cardiometabolic and chronic care markets.

The acquisition of scPharmaceuticals will diversify our revenue base and growth. With Afrezza, V-Go and FUROSCIX, we will have three marketed products generating revenue. Combined with Tyvaso DPI-related revenues, our annualized run rate exceeds $370 million based on Q2 ‘25 results. This positions us to accelerate double-digit annual revenue growth and expand our market reach.

Next, FUROSCIX is gaining significant traction. The sales force expansion in late ‘24, the ongoing launch into nephrology, and the accelerating growth in integrated delivery networks have laid the groundwork for continued growth. In addition, the anticipated ReadyFlow Autoinjector approval will not only enhance FUROSCIX’s market potential, but also reduce COGS.

Finally, MannKind and scPharmaceuticals share a strong cultural and strategic alignment, both committed to delivering patient-centric therapies for those living with significant unmet medical needs. There is strong synergy across our commercial products with a significant percentage of CHF and CKD patients with fluid overload, also living with diabetes. We feel that this provides a meaningful opportunity to unlock significant growth for the combined portfolio.

By integrating scPharmaceuticals’ drug device combination expertise and its Boston-based team, we will strengthen our therapeutic presence in cardiometabolic care. Now I’d like to discuss the significant unmet need that exists for patients living with CHF and CKD.

Fluid overload is a hallmark of CHF and CKD. While oral diuretics are commonly used in stable patients, their effectiveness becomes highly variable when fluid retention worsens. Nearly 60% of heart failure admissions are directly linked to this issue, yet the current treatment paradigm often falls short with 25 to 30% of patients readmitted to the hospital within 30 days. FUROSCIX offers a way to interrupt this cycle, helping patients keep their symptoms in check and potentially avoid unnecessary hospital admissions.

Now let’s talk about FUROSCIX and why we’re so excited about this product. The burden of fluid overload is immense, and FUROSCIX addresses a critical gap in care by helping to break the cycle of hospital admissions and readmissions.

FUROSCIX is a wearable at-home treatment that delivers furosemide, the gold standard hospital diuretic delivered subcutaneously via an on-body infuser, offering IV-like effectiveness without the need for hospitalization. It’s pH-neutral, well-tolerated and has near complete bioavailability, meaning patients receive consistent and reliable absorption, a key problem with oral diuretics in patients with worsening fluid overload. It’s a great example of how MannKind is delivering on our mission to give people control of their health and the freedom to live life.

One of the most exciting aspects of this acquisition is scPharmaceuticals’ strategic approach to life cycle management. The development of the ReadyFlow Autoinjector reflects a clear focus on patient expansion through formulation and device innovation.

By reducing treatment time to less than 10 seconds, the ReadyFlow Autoinjector is designed to dramatically improve patient convenience, potentially enabling broader adoption across CHF and CKD populations if approved.

From our perspective, this kind of forward-thinking product strategy is exactly what we’ve been looking for. The FUROSCIX ReadyFlow Autoinjector aligns with our commitment to optimize drug delivery and patient-centric innovation. The strategic importance of this launch is reflected in our deal structure. We’ve offered up to 75 cents of the CVR to the Autoinjector’s FDA approval, a substantial portion of the total CVR value.

With an sNDA submission target of Q3 ‘25, we’ll be focused on supporting a successful launch as early as Q3 ‘26 if approved. FUROSCIX continues to deliver strong performance, with $28 million in revenue in the first half of 2025 representing 96% growth year over year. Sales to integrated delivery networks continue to increase, reflecting growing provider confidence and increasing integration into various care pathways.

This level of momentum gives us confidence in FUROSCIX’s long-term growth trajectory. That’s why we’ve tied the remaining CVR of up to 25 cents to achieving $120 million in sales by the end of 2026. We believe MannKind is uniquely positioned to scale FUROSCIX and unlock its full market potential in the future.

First, we bring strong financial foundation and commercial infrastructure to support continued growth in CHF, and accelerate the CKD launch. Second, our deep expertise in drug device combination products from development through regulatory approval and commercialization positions us successfully to launch ReadyFlow Autoinjector if approved.

Third, there’s natural synergy with our endocrinology footprint. The significant percentage of patients with CHF and CKD also living with diabetes allows us to leverage existing relationships, sales channels, and care models to deliver adoption. Fourth, integrating FUROSCIX into our broader portfolio will enhance scale and efficiency, shared infrastructure across sales and marketing distribution, and payer engagement will reduce fixed costs and improve agility.

Finally, this acquisition is expected to strengthen our long-term sustainability, diversify our revenue base, and increase strategic optionality making MannKind more attractive to employees, partners, investors, and a broader healthcare ecosystem.

Lastly, I want to highlight our stairway to building value. Tyvaso DPI continues to be the foundation in the near term, providing non-dilutive funding and anchoring our inhaled therapeutics platform. Looking ahead, our newly rebranded cardiometabolic business, formerly the endocrinology franchise will represent a major growth engine.

With Afrezza, V-Go and FUROSCIX, we will expand our reach across diabetes, heart failure, and chronic kidney disease. FUROSCIX is expected to add immediate momentum with multiple near-term catalysts. First, rapid revenue growth and growing hospital system adoption. Second, the recent CKD approval and expanded share of voice. And third, the upcoming ReadyFlow Autoinjector sNDA submission.

Beyond cardiometabolic, we’re advancing our orphan lung franchise with inhaled clofazimine and nintedanib DPI. Together, these programs are expected to form a scalable, synergistic portfolio that will position MannKind for sustained growth and long-term value creation.

As we close today, I want to reiterate that we’re thrilled to soon welcome the scPharmaceuticals’ team to MannKind. This acquisition will strengthen our portfolio, expand our reach, and enhance our ability to deliver value to patients, employees and shareholders. Thank you for listening. I’ll now turn the call back over to the operator, to open the line for questions.

Operator:

We’ll now begin Q&A. For today’s session, we’ll be utilizing the raise hand feature. If you’d like to ask a question, simply click on the raise hand button at the bottom of your screen. Once you’ve been called on, please unmute yourself and begin to ask your question. Please limit to one question and one follow up before jumping back in the queue. Thank you. We will now pause for a moment to assemble the queue. Great, so your first question comes from Brandon Folkes from HC Wainwright. Please unmute your line and ask your question.

Brandon Folkes, HCW:

Good morning. Thanks very much for taking my questions and congratulations on the acquisition. Maybe just two from me. First up, if I look at scPharma’s SG&A line, any color in terms of that spend, what’s marketing versus sales and marketing versus overhead? Just any color on potential cost synergies and when you expect the deal could be accretive, and then secondly, maybe can you just talk about scPharma’s manufacturing footprint, what you intend to do with that, and how that fits into Danbury and your overall capacity? That’s it for me. Thank you.

Michael Castagna:

Thank you, Brandon, can you hear me okay?

Brandon Folkes:

I can.

Michael Castagna:

Okay, great. So on SG&A, I think it’s too soon to comment on that breakout and how we’re thinking about it. We expect the deal, obviously, to close in Q4, so that’ll be an update as we get closer to the end of the year. In terms of accretion, we do expect this to be accretive as we look at this late next year when think about a year out from the close of the transaction on the manufacturing footprint. Obviously, as we’ve gotten to know the scPharma team, a lot of work is outsourced justifiably as to where they are, we will look to see what we can do in Danbury in terms of is there different types of testing, different things we could do there, especially as it gets ready for the sub-Q launch. Obviously, we have a large footprint, as you have seen. So it’s not built as a biologics manufacturer or built finish for sterile injectables, but that’s stuff that could be modified if appropriate and makes sense. But otherwise, so far we looked at, as we look at the growth opportunity, they have enough manufacturing capacity to continue to sustain the growth that we look at in the future.

Brandon Folkes:

Great. Thanks very much. Congrats again, and I’ll hop back in the queue.

Michael Castagna:

Thank you.

Operator:

Thanks for your question, Brandon. Our next question comes from Olivia Breyer from Cantor Fitzgerald. Please unmute your line and ask her question.

Olivia Breyer:

Hey, good morning guys. Thank you for the question. Can you just maybe talk a little bit more about why you decided to move into cardiorenal and where some of the biggest synergies are between SC and your existing franchise? Obviously both from a therapeutic perspective, but also just considering that this is an autoinjector device versus your typical inhaler approach.

Michael Castagna:

Sure. Good morning, Olivia. I think as you look at us, we’ve always been, I’ll say platform-agnostic, meaning like Clofazimine, that’s on a nebulizer. A lot of our history is in respiratory. But we were looking for something that would diversify our revenue stream that kind of culturally fit with the company and had some adjacency or overlap in the areas we’re looking to be, whether it’s lung or endocrine, and this fit a lot of those check boxes that we were looking at.

In terms of the overlap, I think when you look at the patients living with heart failure and CKD that are having fluid overload challenges, a lot of them do live with diabetes, and there is a large overlap. These are probably the sickest patients. They’re probably on insulin. And especially as we look at the nephrology launch, there’s a large synergy in terms of where those centers are located, where our diabetes centers are located. So we believe scPharmaceuticals has done an amazing job to get to where they are today, but bringing more sales efforts and more marketing will help grow this product faster, especially as the sub-Q can potentially come to market next year. So that was a lot of the work there.

And I also think the platform, when you think about that part, we actually own V-Go as you know, and so having, I’ll say on-body injector platform, we have some experience with that, and I think there’s not a lot of people that, there’s only really three meaningful platforms out there in the on body injector experience as a company. We have a lot of deeper experience in drug device combinations as well as injectables, so we feel pretty confident in terms of being able to integrate work together and make sure we fulfill manufacturing challenges and opportunities that come up as well as drug device challenges. These are things that the company’s dealt with for over 20 years.

Olivia Breyer:

Okay, great. Thanks, Mike.

Michael Castagna:

Thank you.

Operator:

Thanks for your question, Olivia. Our next question comes from Yun Zhong from Wedbush. Please unmute your line and ask a question. And as a reminder, it is a raise hand to ask a question.

Yun Zhong:

Hi, good morning. Thank you very much for taking questions. And my question is on the modification of the loan agreement with Blackstone, is that additional $175 million just for this acquisition immediately accessible, and is that on top of the original $500 million that you announced back in early this month, and how does that, or would there be any impact on the original agreement in terms of the structure timeline, please. Thank you.

Michael Castagna:

Thank you. That sounds like a great question for Chris.

Chris Prentiss:

Thanks. So we amended the Blackstone deal that we did just a few weeks ago. So in summary, we have now borrowed $325 million that will be effective with the close of the transaction, and then we have $50 million remaining, which is committed but unfunded from Blackstone. So that’s the summary of where we ended up after the amendment.

Yun Zhong:

And maybe a follow-up question on the sales force, I think, how do you expect to coordinate between the existing sales force from scPharma and your existing sales force, and would there be any modifications in terms of the targeting, the calling, for example, et cetera? Please. Thank you.

Michael Castagna:

I think that’s a great question and that’s probably one we will hold till the deal closes to speculate what the future footprint looks like and we’ll give more updates as we get closer to that date.

Yun Zhong:

Great. Thank you very much.

Michael Castagna:

Thank you.

Operator:

Thanks so much for your question, Yun. Right, so just a reminder, everyone please use the raise hand feature at the bottom of your screen to ask a question if you have one. Our next question comes from Brandon Folkes from HC Wainwright. Once again, you can unmute your line and ask your question.

Brandon Folkes:

Hi, thanks for taking my follow-up. Mike, I just want to jump ahead a little bit and can you just talk about how you see MannKind longer term, just strategically, so your pipeline obviously very or drug focused. How does this acquisition change your thinking on perhaps building an orphaned loan commercial organization versus continuing to be acquisitive between now and the time those products come to market? And then maybe layer into that, can you just talk about the focus over the next few years? It looks like the cadence of launches between Afrezza peds autoinjector is sort of well laid out, but can you just talk about the company focus, the reason to do it now ahead of the Afrezza peds potential launch as well?

Michael Castagna:

Great question, Brandon. I think when you look out so much thanks to United Therapeutics, Tyvaso DPI has been phenomenally successful, and so I think when you get to our quarterly earnings revenue and guidance here, it is really hard for us to really think about how do you drive faster growth. What can you control with just Afrezza versus the pipeline coming? And also the investment community these days are momentum investors and are looking for milestones that are happening at certain periods of time. So I think when we look out over the next two, three years, first when you think about the orphan lung business and this business is what they have in common I think is important.

Number one, drug device combinations is kind of the heartbeat of the company when you look at that. Number two, the advocacy that has to occur in these various disease states is critical. Number three, the distribution model. We like that scPharmaceuticals, it’s a closed model. As you think about Clofazimine coming soon, that’ll be a closed model as well. As we look at global expansion opportunities in Japan and Europe with Afrezza and Clofazimine, these also become another product in our armamentarium here to bring to those markets as well. And so there’s a lot of commonalities around what we are trying to build from a capability as a company and how these all fit together. If this was a low price point product that’s going to require 500 reps, that’s not what we’re interested in.

It’s a very specialized product to help patients at a very, very important urgent need around hospitalizations, reducing readmissions and preventing hospitalization. And when you look back in time, there’s several great examples of innovations around the space, one of which we deal with every day is insulin pumps. It’s about a $5 billion market delivering 100 year old product to really help patients manage their insulin better. We see the same thing in Neulasta when I was at Amgen in terms of preventing hospitalizations there with the drug device combo. And so we do look at this as a large opportunity that really solves an unmet need and it’s a really difficult product to get to market. There are very few products that get to market that allow you to have this opportunity and the stage of launch that they’re in. We looked at this as a great bolt-on that kind of fit our long-term strategic view within the endocrine space and the metabolic space as well as the orphan lung as we look at the company together.

Operator:

Great. Thanks so much for your follow-up, Brandon. Our next question comes from Tiago Fauth from Wells Fargo. Please unmute your and ask your question.

Tiago Fauth:

Great. Thanks so much for taking the question. I’m just trying to understand here, the revenue opportunity, right? The TAM is theoretically very large. FUROSCIX exited Q2 at an annualized rate of about mid-60s, and peak sales consensus is much greater than that. So what are the key drivers going forward? Is it further penetration expansion in CHF? Is it mostly about CKD? Anything you can kind of give us at this point in terms of what can we expect from a revenue trajectory perspective? Thank you.

Michael Castagna:

Tiago, thank you for the question. I think it’s too soon to give guidance or speculate. I think we have to close the deal, but I think in general, what I would say is we believe continued efforts of what scPharmaceuticals has been building around sales force expansion, bigger marketing opportunities, raising awareness. We think they’re at that value inflection. When you look for adoption of a product, the number of writers you’re getting, the depth of prescribing you’re getting, it takes a little bit of time, and I think they’re right on the cusp of that opportunity to scale the business faster and keep going, and that’s kind of what we looked at and saw in this opportunity. Yes, it’s a large market, but it doesn’t take a lot. As you know, there’s not a lot of competition to do what this product does, and so we feel that unique area is going to be well served by scPharmaceuticals.

Tiago Fauth:

Fair enough. Thanks again.

Michael Castagna:

Thank you.

Operator:

Thank you for your question, Tiago. That was your last question, team. I’d now like to turn the call over to Mr. Castagna for closing remarks.

Michael Castagna:

Thank you everyone. This is a great milestone in the history of MannKind. Hopefully our shareholders, our employees will start to see the opportunities that come together over the coming quarters and months. Look forward to working with you all and seeing you at the upcoming conferences. Thank you.

Additional Information about the Transaction and Where to Find It

The tender offer described in this presentation (the Offer) has not yet commenced, and this presentation is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of scPharmaceuticals Inc. (scPharmaceuticals) or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (SEC) by MannKind Corporation (MannKind) and Seacoast Merger Sub, Inc. (Purchaser), and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by scPharmaceuticals. The offer to purchase shares of scPharmaceuticals common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by scPharmaceuticals under the “Investor Relations” section of scPharmaceuticals’ website at www.scPharmaceuticals.com.

Forward-Looking Statements

This presentation contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of scPharmaceuticals and the expected timing thereof; the expected benefits from the transaction, including adding a new high-growth revenue stream and a diversified revenue base, accelerating double-digit revenue growth, the potential to expand market reach in the U.S. and globally, providing a meaningful opportunity to unlock growth for both FUROSCIX and MannKind’s existing commercial portfolio, strengthening MannKind’s commercial portfolio, infrastructure and long-term sustainability, the potential synergies, positioning MannKind for sustained growth across cardiometabolic and chronic care markets and to deliver sustained value for its employees and stockholders, enhancing scale and efficiency, reducing fixed costs and improving agility, increasing strategic optionality making MannKind more attractive to employees, partners, investors, and a broader healthcare ecosystem; MannKind’s strategy and plans for the combined company; integration plans, including with respect to scPharmaceuticals’ employees; the belief that MannKind is uniquely positioned to scale FUROSCIX and unlock its full market potential in the future; the estimated aggregate repayment and buyout amount to repay and extinguish all outstanding indebtedness of scPharmaceuticals under its credit facility with Perceptive and buy-out Perceptive’s rights to receive revenue payments pursuant to its revenue purchase and sale agreement upon the closing of the transaction; the potential benefits and market opportunity for FUROSCIX; the potential approval of the FUROSCIX Autoinjector and its potential to enhance FUROSCIX’s market potential and reduce COGS; the planned regulatory filings for the FUROSCIX Autoinjector and the timing thereof; FUROSCIX’s competitive position; the estimated revenue potential for Tyvaso DPI, Alfrezza, FUROSCIX, Inhaled Clofazimine and Nintedanib DPI; Afrezza being positioned for continued growth; MannKind’s ongoing and planned clinical trials, including the Phase 3 trial of Inhaled Clofazimine and the planned Phase 2 trial of Nintedanib DPI in IPF; and other statements that are not historical facts. These forward-looking statements are based on MannKind’s and scPharmaceuticals’ current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to MannKind’s ability to complete the transaction on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transaction under the merger agreement will be satisfied or waived; whether stockholders of scPharmaceuticals tender sufficient shares in the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to MannKind’s ability to meet the conditions to draw down the funding from the Blackstone credit facility to fund the transaction; the outcome of legal proceedings that may be instituted against MannKind, scPharmaceuticals and/or others relating to the transaction and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that MannKind will not be able to retain the employees of scPharmaceuticals following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for scPharmaceuticals and its products and product candidates, including uncertainty of the expected financial performance of scPharmaceuticals and its products and product candidates and the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; the possibility that if scPharmaceuticals does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of MannKind’s shares could decline; as well as other risks related to MannKind’s and scPharmaceuticals’ businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in MannKind’s and scPharmaceuticals’ respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. MannKind and scPharmaceuticals undertake no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in their expectations, except as required by law.